SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 33)

                         American Select Portfolio, Inc.
                                      (SLA)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    029570108
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                                 (CUSIP Number)

                                Paul E. Rasmussen
                                 3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029570108
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Sit Investment Associates, Inc.    IRS Identification No. 41-1404829
     See Exhibit 1 for schedule of affiliated entities.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

         00 Cash deposited in investment accounts regarding which Sit Investment Associates, Inc. and Sit Investment Fixed Income Advisors, Inc. have investment discretion.
- -----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7.    SOLE VOTING POWER

   NUMBER OF              3,786,490 Shares
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8.    SHARED VOTING POWER
   OWNED BY
   EACH             -----------------------------------------------------------
   REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON
   WITH                   3,786,490 Shares
                    -----------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

- -----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     3,786,490 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                [  ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     35.51%
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14   TYPE OF REPORTING PERSON (See instructions)

     IA
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



ITEM 1   Security and Issuer

         Common Stock
         American Select Portfolio, Inc.
         c/o Julie Kuck
         U.S. Bancorp Asset Management
         800 Nicollet Mall, BC-MN-H05F
         Minneapolis, MN 55402

ITEM 2   Identity and Background

         a) Sit Investment Associates, Inc.
            Roger Jerome Sit, Chairman, President, CEO and Global CIO Michael Clinton Brilley, Sr. VP and Sr. Fixed Income Officer Paul E. Rasmussen, Vice President, Secretary
            Frederick Richard Adler, Director
            William E. Frenzel, Director
            Ralph Strangis, Director

         b) Incorporated in the State of Minnesota
            3300 IDS Center, 80 South Eighth Street,
            Minneapolis, MN 55402

         c) Investment Management

         d) None of the individuals listed above or Sit Investment Associates, Inc. has been convicted during the last 5 years of any criminal proceeding (excluding traffic violations).

         e) During the last five years none of the individuals listed above or Sit Investment Associates, Inc. has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) Each of the individuals listed above is a United States citizen.

ITEM 3   Source and Amount of Funds or Other Considerations

         00 Cash deposited in investment accounts regarding which Sit Investment
            Associates, Inc. and its subsidiaries, Sit Investment Fixed Income Advisors, Inc. and Sit Fixed Income Advisors II, LLC (together "SIA") have investment discretion.

ITEM 4   Purpose of Transaction

         Shares of the Issuer have been acquired and sold over a period of time beginning March 11, 1996, and since the filing of the previous amendments to this Schedule 13D, in the ordinary course of business as an investment manager for investment purposes.

         The shares of the Issuer have been trading at a significant discount to net asset value during the past several years. SIA has determined that it is in the best interests of certain of its clients to pursue with the Issuer changes in the Issuer's practices or policies that, if adopted, would tend to reduce or eliminate the discount at which the shares of the Issuer will trade in the future.

         SIA otherwise does not seek to influence or control the management of the Issuer. SIA will continue to acquire and sell shares of the Issuer on behalf of its clients for investment purposes in the ordinary course of business and will vote such additionally acquired shares in favor of any proposal submitted to shareholders that satisfactorily meets the objectives described above.

         Practices that SIA has discussed with management of the Issuer that, if adopted, may reduce or eliminate the discount at which the shares of the Issuer will trade in the future include: a.) investment strategies that may increase the Issuer's income and maintain an investment grade quality rating such as utilizing equity based leverage; investing in shares of closed-end funds with high returns and investment objectives similar to the Issuer's, including funds affiliated with the Issuer; and utilizing repurchase agreements on agency mortgage securities; b.) policies to re-purchase the Issuer's shares such as authorizing a tender offer; and c.) adoption of a distribution policy that provides for including in dividends the Issuer's principal repayments in addition to interest and other income and capital gains (if any), which, if adopted, would constitute a return of capital. SIA has also discussed the ability of a closed-end fund to initiate a rights offering.

         SIA sent a letter to the management of the Issuer dated January 28, 1998 proposing changes to the Issuer's practices (the letter was attached as an exhibit to Schedule 13D filed on February 28,
         1998). On March 18, 1998 the management of the Issuer announced that it intended to recommend to the Issuer's board of directors that the board authorize new discretionary repurchase offers during December 1999 and December 2001. The Issuer repurchased 10% of its shares at net asset value in December 1999, and did not offer to repurchase shares in December 2001.

         On July 7, 2009, SIA sent a letter to management of the Issuer requesting the adoption of a distribution policy that would include in the periodic distributions to the Issuer's shareholders the principal payments received on the Issuer's mortgage related investments. SIA requested that if management does not adopt such a distribution policy that a proposal to adopt such a policy be included in the proxy statement for consideration at the next annual meeting by the Issuer's shareholders (the letter is attached as an exhibit to this Schedule 13D filed on July 9,
         2009).

ITEM 5   Interest in Securities of the Issuer

a) As of July 8, 2009, SIA and its affiliates own 3,786,490 shares which represents 35.51% of the outstanding Shares. None of the executive officers or directors of SIA owns any other shares.

        Entity                                       Shares       Percentage
        ----------------                             ---------     ---------
        SIA (client accounts)                        3,780,181        35.45%
        Sit Balanced Fund                                6,309         0.06%
                                                     ---------       -------
        Total Owned by SIA and Affiliated Entities   3,786,490        35.51%

         b) SIA has the sole power to vote and dispose of all of such shares.

         c) Shares have been sold and acquired since June 12, 2009 as previously reported. Transactions (all open market transactions) effected since June 12, 2009 ranged in price from $9.77 to $10.27.

         d) Client accounts have the right to receive all dividends from and any proceeds from the sale of the shares. None of the client accounts owns more than 5% of the shares outstanding.

         e) Not applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         SIA has entered into investment management agreements with each of its clients pursuant to which SIA has assumed the responsibility to vote on behalf of its clients all shares held by its clients in portfolios managed by SIA.

ITEM 7   Materials to be Filed as Exhibits

         As indicated in Item 4 above, SIA has acquired and sold the Issuer's shares over a period of time in the ordinary course of business as an investment manager for investment purposes. SIA has discussed practices with management of the Issuer that may reduce or eliminate the discount at which the shares of the Issuer will trade in the future. Accordingly, SIA sent a letter to the Fund on July 7, 2009. A copy of the letter is attached as Exhibit 2.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

------------------
July 9, 2009

Sit Investment Associates, Inc.

By:   /s/ Paul E. Rasmussen
      -----------------------------------
      Name/Title: Paul E. Rasmussen, Vice President

                                   EXHIBIT 1

The Reporting Person.
Sit Investment Associates, Inc. is an investment adviser registered under section 203 of the Investment Advisers Act of 1940 ("Advisers Act").

Sit Investment Associates, Inc.'s two subsidiaries, Sit Investment Fixed Income Advisors, Inc. and Sit Fixed Income Advisors II, LLC are each registered investment advisers under section 203 of the Advisers Act.

Sit Investment Associates, Inc. is the investment adviser for twelve no-load, open-end mutual funds (the "Funds") which are comprised of five registered investment companies, two of that consist of series funds as listed below. SIA has the voting power and dispositive power for all securities held in SIA client accounts and the following twelve mutual funds.

    1) Sit Mid Cap Growth Fund, Inc.
    2) Sit Large Cap Growth Fund, Inc.
    3) Sit U.S. Government Securities Fund, Inc.
    Sit Mutual Funds, Inc.
       4) Sit International Growth Fund (series A)
       5) Sit Balanced Fund (series B)
       6) Sit Developing Markets Growth Fund (series C)
       7) Sit Small Cap Growth fund (series D)
       8) Sit Dividend Growth Fund (Series G)
       9) Sit Global Dividend Growth Fund (Series H)
    Sit Mutual Funds II, Inc.
        10)  Sit Tax-Free Income Fund (series A)
        11)  Sit Minnesota Tax-Free Income Fund (series B)
        12) Sit High Income Municipal Bond Fund (series D)

Out of the affiliated entities indicated above, only SIA (client accounts), and Sit Balanced Fund beneficially owned shares of the American Strategic Income Portfolio Inc. common stock as of July 8, 2009.

                                    EXHIBIT 2
                               Letter to the Fund
                            Transmitted July 7, 2009


                                                                  HAND DELIVERED

July 7, 2009


Virginia L. Stringer, Chairperson of the Board
Thomas S. Schreier, President
American Strategic Income Portfolio Inc. I
American Strategic Income Portfolio Inc. II
American Strategic Income Portfolio Inc. III
American Select Portfolio Inc.
FAF Advisors, Inc.
800 Nicollet Mall
Minneapolis, MN 55402


   Re: American Strategic Income Portfolios I, II and III and American Select Portfolios ("Funds") - Shareholder Proposal re Dividend Plan

Dear Ms. Stringer and Mr. Schreier:

         As you know, we manage accounts that are invested in the above referenced Funds. In the aggregate, our accounts currently hold from 31 to 51 percent of the outstanding shares of the Funds. These shares have been purchased from time to time beginning March 11, 1996.

         As you are also aware, the Funds trade at significant discounts to both their reported net asset values ("NAV") and their par values. Over the past years, we have informally discussed with you and others at FAF Advisors practices or policies that, if adopted, would tend to reduce or eliminate the discount at which the shares of the Funds will trade in the future. Most recently, one such policy we discussed is a distribution policy that would require the Funds to make periodic distributions of the principal payments received on the Funds' mortgage related investments. We estimate that, based on the discounts shown in the following table, such a distribution policy would allow the Funds' shareholders to realize gains of up to 27 to 33 percent for this portion of the Funds' portfolios. The following table is based on the Funds' holdings as of February 28, 2009 and market prices as of June 19, 2009.

                                              ASP        BSP       CSP       SLA
                                           ------     ------    ------    ------

NAV Discount To Par Value                   -8.4%      -7.5%     -6.9%     -6.0%
Market Value Discount To NAV               -17.6%     -15.6%    -15.8%    -17.6%
Market Value Discount to Par Value         -24.5%     -21.9%    -21.6%    -22.5%

Par Distribution Total Return Potential     32.3%      28.0%     27.5%     29.1%

         To illustrate the significance of the potential gains, the following table sets forth estimated values for the American Strategic Income Portfolio Inc. ("ASP") based on the Fund's holdings as of February 28, 2009 and market prices as of June 19, 2009.

                                                        (million)
   Par Value of Mortgage Related Investments                $53.7
   Net Asset Value of Mortgage Related Investments           49.2
   Market Value of Mortgage Related Investments              40.6

   Excess of NAV Over Market Value                            8.6     21.2%
   Excess of Par Over Shareholder Market Value               13.1     32.3%

         We write now to formally present a specific proposal to the officers and directors of the Funds. We request that the Funds adopt a distribution policy that would include in the periodic distributions to the Funds' shareholders the principal payments received on the Funds' mortgage related investments. We would be willing to discuss limiting the amount of such principal payments to be distributed, for example, such distributions could end upon the earlier of: i.) the distribution of 30 percent of the current par value of such investments, ii.) at such time as the discount to NAV at which the shares of the Funds trade is less than five percent for a period of at least six months or iii.) at such time as the NAV exceeds the par value for a period of at least six months.

         We ask that this letter be given to each director of each of the Funds and that the boards of each of the Funds consider the matter at an early date. If not adopted, we ask that this proposal be included in the proxy statement for the upcoming annual meeting for consideration by the Funds' respective shareholders. We understand that shareholder proposals for the next annual meeting of the Funds must be submitted by July 8, 2009 and believe that this letter satisfies the requirements set forth in Rule 14a-8 under the Securities Exchange Act of 1934 regarding the submission of shareholder proposals. Please notify us immediately if you need any further information or if you believe there are any deficiencies in this notice letter.

         As of June 19, 2009 we manage accounts which in the aggregate hold approximately the following positions in the Funds:

                                                                       % of Fund
                                                      Number of           shares
                                                         Shares      outstanding
                                                      ---------      -----------
American Strategic Income Portfolios I (ASP)          2,137,063            50.51
American Strategic Income Portfolios II (BSP)         7,040,358            44.04
American Strategic Income Portfolios III (CSP)        6,659,419            31.18
American Select Portfolios (SLA)                      3,727,290            34.96

         We believe that the adoption of such a proposal is in the shareholders' best interest, and offers superior benefits compared to the Funds' current policies. The adoption of such a distribution policy offers an opportunity for the Funds' shareholders to realize gains of 27 to 33 percent as discussed above, the potential for narrowing the present discounts between NAV and market price and between par and market price, and increased liquidity for shareholders. Because the Funds' respective NAVs are below par value, including in distributions a portion of principal payments is preferable to redeeming the Funds' shares at their NAV. The adoption of such a distribution policy will also demonstrate to the market the board's commitment to enhance shareholder value. For these reasons, we believe that this proposal would meet with overwhelming approval by the Funds' shareholders.

         We are aware that this proposal may be viewed by the Funds' investment adviser to be contrary to the adviser's interests. To the extent that principal repayments are distributed to the Funds' shareholders, assets under management are reduced, reducing the investment adviser's asset based revenues. We believe that limiting the distribution of principal payments likewise limits the extent to which assets under management will be reduced. Additionally, policies such as a dividend reinvestment plan and a rights offering if also adopted may mitigate the reduction in the assets managed. Nevertheless, we urge the board to be mindful of its fiduciary responsibilities to the Funds' shareholders, and those responsibilities take precedence over the investment adviser's interests.

         In the absence of satisfactory action by the Funds' board, we request this matter be submitted to the shareholders for their consideration at the next annual meeting. If this proposal is to be submitted to the Funds' shareholders, it must be accompanied by appropriate disclosures. These include disclosure that distributions that include principal repayments constitute a return of capital and, therefore, are not to be viewed as the yield on their investment. Also, shareholders should be advised that, under section 19(a) of the Investment Company Act, they will regularly be given information that will enable them to distinguish between the portion of distributions attributable to investment income and the portion attributable to return of capital and that each Fund will provide stockholders with adequate disclosure to clearly inform stockholders of the nature of each distribution they receive.

         If this proposal is to be submitted to the Funds' shareholders, we ask to be advised whether you intend to oppose this request. If you intend to oppose this proposal and if you intend to include the proposal in the proxy statements for the annual shareholders meetings for the Funds, then pursuant to Minn. Stat. ss. 302A.461, subd. 4(c) we hereby request that we, and our counsel or other designated representatives, be permitted to inspect the shareholder register of each of the Funds. The purpose for which we seek the share register is to determine the identity and holdings of the shareholders of the Funds so that we may contact them or solicit their proxies in support of the above-referenced proposal, which is a proper purpose as required under Minn. Stat. ss. 302A.461(d).

         We are available to discuss this matter with you at your earliest convenience.

Very truly yours,
/s/ Michael C. Brilley

Michael C. Brilley
Senior Vice President





State of Minnesota
County of Hennepin
This instrument was acknowledged before me on July 7 , 2009 by Michael C. Brilley, as Senior Vice President Sit Investment Associates, Inc.

/s/ Kelly K. Boston                 (Signature of notarial officer)
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My commission expires: Jan. 31, 2010
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